FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 16, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Notification of Transactions of Directors/ Persons Discharging Managerial Responsibilities (“PDMRs”) and persons closely associated with them

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2016

ARM HOLDINGS PLC

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

Notification of Transactions of Directors/ Persons Discharging Managerial Responsibilities (“PDMRs”)

and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Ronald Hutton
2	Reason for the notification
a)	Position/status	PDMR (EVP and President Product Groups)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	ARM Holdings plc
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares 0.05 pence per share ISIN Number: GB0000595859
b)	Nature of the transaction	i) Vesting of shares through ARM Holdings plc’s SAYE scheme ii) Transfer of shares to PCA
c)	Price(s) and volume(s)
Price(s)	Volume(s)
446.4 pence per share	1382 shares received
N/A	1382 shares transferred to PCA

d)	Aggregated information - Aggregated volume - Price	N/A- single transaction only
e)	Date of the transaction	15 August 2016
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Helen Hutton
2	Reason for the notification
a)	Position/status	PCA of a PDMR, Peter Ronald Hutton (EVP and President Product Groups)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	ARM Holdings plc
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares 0.05 pence per share ISIN Number: GB0000595859
b)	Nature of the transaction	Receipt of shares transferred from PDMR, Peter Hutton

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		N/A	1382

d)	Aggregated information - Aggregated volume - Price	N/A – single transaction only
e)	Date of the transaction	15 August 2016
f)	Place of the transaction	Outside of trading venue